Exhibit 99.2

Notice under section 708A(5)(e) of the

Corporations Act 2001 (Cth)

This notice is given by Sayona Mining Limited (ACN 091 951 978) (ASX: SYA) (Company) under section 708A(5)(e) of the Corporations Act 2001 (Cth) (Corporations Act).

The Company has today issued 2,156,250,000 new fully paid ordinary shares (Conditional Placement Shares) at an issue price of A$0.032 per Conditional Placement Share to Resource Capital Fund VIII L.P. under the conditional institutional placement announced by the Company on 19 November 2024 and approved by Company shareholders at the extraordinary general meeting on 31 July 2025 (Placement).

In relation to the Placement, the Company advises that:

a.	the Conditional Placement Shares the subject of this notice were issued without disclosure to investors under Part 6D.2 of the Corporations Act;

b.	this notice is being given under section 708A(5)(e) of the Corporations Act;

c.	as at the date of this notice, the Company has complied with:

i.	the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

ii.	sections 674 and 674A of the Corporations Act; and

d.	as at the date of this notice, there is no “excluded information” of the type referred to in sections 708A(7) or 708A(8) of the Corporations Act.

This notice has been authorised for release to ASX by the Company's Board of Directors.

Yours sincerely,

Sayona Mining Limited

/s/ Dylan Roberts
Dylan Roberts
Company Secretary

Level 28, 10 Eagle St Brisbane Q 4000 | +61 7 3369 7058 ir@sayonamining.com.au | ASX: SYA | ACN 091 951 978	sayonamining.com.au